Exhibit 99.2

RFG Acquisition II, Inc.
c/o RainMaker Financial Group, Inc.
PO Box 586, Orland Park, IL 60462

May 16, 2011

Granite Investor Group Inc.
One Liberty Plaza, 35th Floor
New York, NY 10006
Attn: Jared Stamell

Attention:

Re:           Acquisition of RFG Acquisition II, Inc.

Dear Mr. Stamell:

This letter agreement (this “Agreement”) sets forth the terms pursuant to which Granite Investor Group Inc. (the “Purchaser”) agrees to purchase, and RFG Acquisition II, Inc. (“RFG”) agrees to issue to Purchaser, certain securities of RFG as set forth herein.

1.           Option to Acquire RFG.

(a)           Subject to the terms and conditions contained herein, in consideration for Purchaser’s payment of  the Deposit Amount (as such term is defined in Section 2 hereafter), the Purchaser shall have the option to acquire, or to cause an affiliate of the Purchaser, to acquire such number of authorized but unissued shares of common stock, par value $0.0001 (“Common Stock”) of RFG as shall be required to obtain control of RFG (the “Controlling Shares”) at a purchase price (the “Purchase Price”) of twenty-five thousand dollars ($25,000) in the aggregate, assuming that such funds would be utilized to immediately thereupon repurchase all other currently issued and outstanding shares of Common Stock for an aggregate purchase price of twenty-five thousand dollars ($25,000) (the “Redemption”), and RFG agrees to sell to the Purchaser or an affiliate of Purchaser, the Controlling Shares and immediately thereupon effect the Redemption upon exercise of the option described above.

(b)           The closing of the transaction contemplated herein (the “Closing”) shall take place at such place as shall be mutually agreed to by the Purchaser and RFG on the date set forth, in a written notice delivered by the Purchaser to RFG (the “Closing Notice”), which date shall not be less than twenty (20) days after the date of the Closing Notice (the “Closing Date”). RFG shall ensure that all existing stockholders of the Company agree to consummate the Redemption.

2.           Deposit.  Upon the execution and delivery of this Agreement, the Purchaser shall deliver, in cash or other immediately available funds, a non-refundable amount of $5,000 (the “Deposit Amount”), which amount shall be applied towards the Purchase Price of the Controlling Shares at Closing. In the event that Purchaser does not acquire the Controlling Shares as contemplated under the terms of this Agreement for any reason other than RFG’s breach of any of its obligations hereunder, Purchaser shall not be entitled to the refund of any portion of the Deposit Amount.

3.           Change to Transaction Structure.  The Purchaser and RFG, upon their mutual consent, may, at any time, amend the provisions of Section 1 hereof for the purpose of changing the type of securities or structure of the transaction contemplated by this Agreement; provided, however, that any change to the terms of the transaction shall result in the Purchaser or an affiliate of the Purchaser acquiring Controlling Shares that will represent 100% of the issued and outstanding shares of Common Stock.

4.           Representations and Warranties of RFG.  RFG hereby makes the following representations and warranties to Purchaser effective as of the date hereof (unless otherwise specifically provided herein) and as of the Closing Date, where applicable:

(a)           Due Incorporation; Power; Qualification.  RFG is a corporation duly organized, validly existing and in good standing, and no certificate of dissolution has been filed under the laws of its jurisdiction of organization.  RFG has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on its business (a “Material Adverse Effect”).  RFG is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

(b)           Capitalization.  The authorized capital stock of RFG, as of the date hereof is, and immediately prior to the Closing Date will, consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.  The Controlling Shares to be issued pursuant to the provisions of this Agreement shall be duly authorized by all necessary corporate action and, when issued in accordance with the terms hereof, shall be validly issued and outstanding, and nonassessable.  As of the date hereof, there are 2,500,000 shares of Common Stock issued and outstanding, which represent all of the Company’s issued and outstanding securities.

(c)           Authority.  RFG has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of RFG. This Agreement has been duly executed and delivered by RFG and constitutes the valid and binding obligations of RFG enforceable against RFG in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of RFG or (ii) to the knowledge of RFG, any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to RFG, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of this clause (ii) could not have had and could not reasonably be expected to have a Material Adverse Effect on RFG.

(d)           SEC Documents; Financial Statements. On or prior to the Closing Date, RFG will have made available to Purchaser, or such shall be available on the Securities and Exchange Commission’s (“SEC”) EDGAR database, a true and complete copy of each statement, report, registration statement, definitive proxy statement, and other filings filed with the SEC by RFG prior to the Closing Date (collectively, the “SEC Documents”). RFG is current in its reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated

therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed SEC Document.  The financial statements of RFG, including the notes thereto, included in the SEC Documents (the “Financial Statements”) were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Financial Statements fairly present the financial condition and operating results of RFG at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

(e)           No Undisclosed Liabilities.  On the Closing Date RFG will have no obligations or liabilities of any nature (matured or unmatured, fixed or contingent).

(f)           Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration, audit or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of RFG, threatened against RFG or any of its properties or any of its officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on RFG. There is no injunction, judgment, decree, order or regulatory restriction imposed upon RFG or any of its assets or business, or, to the knowledge of RFG, any of its directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on RFG.

(g)           Compliance With Laws. RFG has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on RFG.

(h)           Broker’s and Finders’ Fees. RFG has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

5.           Representations and Warranties of Purchaser.  Purchaser makes the following representations and warranties to RFG effective as of the date hereof (unless otherwise specifically provided herein) and as of the Closing Date, where applicable:

(a)           Due Incorporation; Power.  Purchaser is a corporation duly organized, validly existing and in good standing, and no certificate of dissolution has been filed under the laws of its jurisdiction of organization.  Purchaser has the corporate power to own its properties and to carry on its business as now being conducted.  Purchaser is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

(b)           Authority.  Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Purchaser or (ii) to the knowledge of Purchaser, any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of this clause (ii) could not have had and could not reasonably be expected to have a Material Adverse Effect on Purchaser.

 (c)           Broker’s and Finders’ Fees. Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

6.           Covenants and Additional Agreements.  RFG and Purchaser each hereby each agree and covenant as follows:

(a)           Expiration of Purchaser’s Option  to Purchase the Controlling Shares.  Unless extended by the mutual written agreement of RFG and Purchaser, Purchaser’s right to purchase the Controlling Shares pursuant to the provisions of this Agreement shall expire and be of no further force or effect at 5:00 p.m. New York time on the date that is one hundred fifty (150) days after the date hereof (the “Expiration Date”).  Notwithstanding the foregoing, the Purchaser’s right to purchase the Controlling Shares will not expire in the event that (i) Purchaser delivers the Closing Notice to RFG, as set forth in Section 1(b) hereof, on or prior to the Expiration Date and (ii) the Closing is consummated within ten (10) days thereafter.

(b)           Restrictions on Issuances and Redemptions of RFG’s Securities.  From the date of this Agreement until the earlier of the date of (i) termination of this Agreement as provided below, (ii) the Closing or (iii) the Expiration Date, RFG shall not, without the prior written consent of Purchaser, (A) issue any equity or debt securities or options, warrants or other rights to purchase any of such securities or (B) redeem, repurchase or cancel any of its securities.

(c)           Satisfaction of Indebtedness, Liabilities and Obligations.  Notwithstanding any other provision of this Agreement including, without limitation, RFG’s representations and warranties set forth in Section 4 hereof, RFG shall have satisfied and paid all of its outstanding liabilities and obligations, and repaid all of its outstanding indebtedness, on or before the Closing Date; provided; however, that Purchaser shall be responsible for all costs and expenses incurred by RFG from the date of this Agreement related to complying with RFG’s reporting obligations pursuant to the Securities Exchange Act of 1934, including, but not limited to, any and all accounting, legal and auditing expenses as well as Edgar filing and conversion fees (the “Expense Amount”).

(d)           Exclusive Dealing.  From the date of this Agreement until the earlier of the date of (i) termination of this Agreement as provided below, (ii) the Closing or (iii) the Expiration Date, neither RFG, nor any of its officers, employees, directors, managers, stockholders, other securities holders, advisors, representatives or affiliates shall directly or indirectly solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity relating to any transaction involving the sale of RFG’s assets, any of its securities, or any merger, consolidation, business combination, or similar transaction with RFG other than as contemplated by this Agreement.  Purchaser may pursue any and all remedies at law or in equity in the event of a breach of this provision by RFG, including an action for specific performance without the posting of any bond.

(e)           Confidentiality.  Each party hereby agrees to maintain the confidentiality of all Confidential Information (defined below) provided to it by the other party and to return any materials and other information containing Confidential Information of the other party in the event that the Closing is not consummated.  For the purposes hereof, “Confidential Information” shall mean any and all proprietary information and documents provided by the disclosing party to the receiving party, either directly or indirectly, in writing, electronically, orally, by inspection of tangible objects, or otherwise unless such information has been explicitly designated by the disclosing party as not Confidential Information.  Confidential Information shall not include information that (i) at the time of use or disclosure by the receiving party is in the public domain through no fault of, action or failure to act by the receiving party; (ii) becomes known to the receiving party from a third-party source on a non-confidential basis whom the receiving party does not know to be subject to any obligation of confidentiality to the disclosing party; (iii) was known by the receiving party prior to disclosure of such information by the disclosing party to the receiving party; or (iv) was independently developed by the receiving party, or on the receiving party’s behalf, without any use of Confidential Information.  Notwithstanding the foregoing, in the event that disclosure of Confidential Information by a receiving party is made to comply with any request or inquiry of or by any governmental or regulatory authority (any of the foregoing, a “Governmental Requirement”), it is agreed that prior to any such disclosure of such Confidential Information, the receiving party will, unless such action would violate or conflict with applicable law, provide the disclosing party with prompt notice of such Governmental Requirement and the Confidential Information so required to be disclosed, so that the disclosing party may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement.  It is further agreed that if, in the absence of a protective order or in the absence of receipt of a waiver hereunder, the receiving party is nonetheless, in the opinion of the receiving party’s counsel, compelled by Governmental Requirement to disclose any of such Confidential Information, the receiving party, after notice to the disclosing party (unless such notice would violate or conflict with applicable law), may so disclose such Confidential Information as required pursuant to Governmental Requirement without liability hereunder; provided, however, the receiving party will furnish only that portion of the Confidential Information which the receiving party, in the opinion of the receiving party’s counsel, is legally compelled to disclose pursuant to the Governmental Requirement and will exercise reasonable efforts to cooperate with the disclosing party, at the disclosing party’s expense, with the disclosing party’s efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the disclosed Confidential Information.

(f)           Public Disclosure; Current Report on Form 8-K. Unless otherwise permitted by this Agreement, RFG and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law including, without limitation, the filing of any required SEC Documents.   In furtherance thereof, the parties hereby acknowledge and agree that RFG is required to file a Current Report on Form 8-K within four (4) business days after the execution of this Agreement by both of them.

(g)           Resignation of Directors and Officers and Appointment of New Director.  On the Closing Date, RFG shall deliver to Purchaser the resignations of all of RFG’s officers and directors; provided, however, that immediately prior to the resignation of all of the members of RFG’s board of directors, the board shall appoint at least one director chosen by Purchaser to serve on the board of directors after all of RFG’s directors have resigned.

(h)           SEC Filings.  RFG shall cooperate with the Purchaser in (i) the preparation, filing and mailing of a Schedule 14F-1 Information Statement to RFG’s stockholders, at least ten (10) days prior to the Closing Date, to report a change in the majority of the directors serving on RFG’s Board of Directors after the Closing and (ii) the preparation and filing of a Current Report on Form 8-K, not later than four (4) business days after the Closing Date, to report a change in control of RFG.

7.           Closing Deliverables.

(a)           The following shall be delivered by RFG to the Purchaser at the Closing, the delivery of which shall be a condition precedent to Purchaser’s purchase of the Securities, unless the Purchaser waives RFG’s obligation with respect to any such deliverable:

(i)           a certificate for the Controlling Shares with applicable transfer restriction legends;

(ii)           a certificate from the President of RFG confirming (A) the continuing accuracy of all of RFG’s representations and warranties set forth in Section 4 hereof and (B) RFG’s compliance with all of its obligations under this Agreement;

(iii)           a certificate from the Secretary of RFG: (i) certifying the Certificate of Incorporation of RFG; (ii) certifying the Bylaws of RFG; (iii) certifying the resolutions of the board of directors of RFG authorizing the transactions contemplated under this Agreement; and (iv) attesting to the incumbency of the officers and directors of RFG;

(iv)           the resignations of RFG’s directors and officers as provided in Section 6(g) hereof;

(v)           evidence of the completion of the Redemption immediately following the purchase of the Controlling Shares; and

(vi)           such other documents or instruments as Purchaser and its attorneys may reasonably request to effect the transactions contemplated hereby.

(b)           The following shall be delivered by Purchaser to RFG at the Closing, the delivery of which shall be a condition precedent to RFG’s sale of the Controlling Shares, unless RFG waives the Purchaser’s obligation with respect to any such deliverable:

(i)           the Purchase Price due and payable by wire transfer to RFG’s account;

(ii)           a certificate from the President of Purchaser confirming (A) the continuing accuracy of all of Purchaser’s representations and warranties set forth in Section 5 hereof and (B) Purchaser’s compliance with all of its obligations under this Agreement;

(iii)           a certificate from the Secretary of Purchaser: (i) certifying the Certificate of Incorporation of Purchaser; (ii) certifying the Bylaws of Purchaser; (iii) certifying the resolutions of the board of directors of Purchaser authorizing the transactions contemplated under this Agreement; and (iv) attesting to the incumbency of the officers and directors of Purchaser; and

(iv)           such other documents or instruments as RFG and its attorneys may reasonably request to effect the transactions contemplated hereby.

9.           General Provisions.

(a)             Termination.  If the event that the Closing has not been consummated prior thereto, this Agreement shall terminate and the parties, except as otherwise provided in this Agreement, shall have no further rights or obligations hereunder upon the first to occur of any of the following events: (i) Purchaser shall provide RFG with written notice of its election to terminate this Agreement; (ii) at the election of either party, if the other party has (A) breached any of its representations, warranties or covenants contained herein or (B) failed to perform any of its material obligations hereunder and has not cured such breach or failure within twenty (20) days after written notice by the other party thereof; or (iii) the Expiration Date.  Notwithstanding the foregoing, if this Agreement is terminated by either party for any reason set forth in clause (ii) immediately preceding, the non-breaching party, in addition to the right to terminate this Agreement, shall be entitled to all remedies available to it at law or in equity including, without limitation, Purchaser’s right to specific performance provided in Section 6(d) hereof, and in the event of RFG’s breach, RFG shall refund the Deposit Amount and the costs and expenses provided in Section 6(c) to the Purchaser.  The parties hereby specifically acknowledge and agree that Purchaser’s termination of this Agreement, for any reason and/or or its failure to purchase the Controlling Shares, for any reason, shall not be deemed a breach by the Purchaser, and RFG’s sole right shall be to retain the Deposit Amount and recover any unpaid Expense Amounts provided hereunder.

(b)           Survival. The representations, warranties and agreements set forth in this Agreement shall survive the Closing for a period of one (1) year.

(c) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to each party at their addresses set forth at the beginning of this Agreement (or at such other address for a party as shall be specified by like notice).

(d) Counterparts; Signatures.  This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.  Delivery by fax or electronic image of an executed counterpart of a signature page to the Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

(e) Severability.  In the event that any one or more of the provisions of this Agreement shall be held invalid, illegal or unenforceable in any respect, or the validity, legality and enforceability of any one or more of the provisions contained herein shall be held to be excessively broad as to duration, activity or subject, such provision shall be construed by limiting and reducing such provision so as to be enforceable to the maximum extent compatible with applicable law.

(f) Entire Agreement; Assignment; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto: (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in this Agreement; and (iii) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.  No representations, warranties, inducements, promises or agreements, oral or written, by or among the parties not contained herein shall be of any force of effect.  RFG may not assign this Agreement and its rights and obligations hereunder without the explicit prior written consent of the Purchaser, which may be withheld for any reason or no reason.  Notwithstanding the foregoing, Purchaser may assign this Agreement and its rights and obligations hereunder upon written notice to RFG.

(g) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the federal court for the Southern District of New York and the New York State Supreme Court located in New York County, New York, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, and also agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

Please execute this Agreement below to acknowledge your agreement with the terms and conditions contained herein and return to the undersigned with a check in the amount of $5,000 made payable to RFG Acquisition II, Inc. in payment of the non-refundable deposit described in Section 3 hereof.

Very truly yours,

RFG Acquisition II, Inc.

By:	/s/ Richard F. Beston Jr.
Name:	Richard F. Beston, Jr.
Title:	President

ACCEPTED AND AGREED TO:

PURCHASER

Granite Investor Group, Inc.

By:	/s/ Jared Stamell
Name:	Jared Stamell
Title:	Secretary